Thursday, May 04, 2006

PHILIPS PREVIEWS ITS WORLD CLASS SUPPORT PROGRAM FOR 2006 FIFA WORLD CUP™

Bruges, Belgium – Royal Philips Electronics (NYSE:PHG, AEX:PHI), an Official Partner of the FIFA World Cup™, is unveiling its program to support the event from stadium to the home.  Philips is deploying a wide range of advanced technologies drawn from across its healthcare, lifestyle and technology portfolio, which demonstrate the company’s brand promise of ‘sense and simplicity’. In addition to ensuring the best viewing experience for the billions of fans around the world, 2006 FIFA World Cup Germany™ will provide Philips with a global showcase for its market leading technologies in the areas of healthcare, lifestyle and technology.

“Our aim is not just to sponsor the FIFA World Cup™ but to enhance the event for every fan, whether inside the stadium, in a host city or watching a match at home. Philips aim is simply to create a more powerful FIFA World Cup™ experience based on our advanced, market-leading technologies from across the company’s healthcare, lifestyle and technology portfolio,” said Rudy Provoost, Member of Philips Board of Management.

The 2006 FIFA World Cup Germany™ is set to be the greatest global sporting event ever staged with an accumulated television audience estimated at over 32 billion, while millions of fans will be traveling to Germany for the four week competition.

On the ground

Philips strategy for 2006 FIFA World Cup Germany™ is to play an active and vital role in bringing the event to life for every fan. For millions of fans in Germany not lucky enough to enjoy the game in the stadium, Philips will be offering the next best thing by providing 25 giant public viewing screens sited across the 12 host cities.

In and around the stadium, Philips is deploying a broad range of advanced technologies. Some 10,000 Philips FlatTVs are being installed in media centers, host broadcasting operations and official hospitality villages in each host city, offering the sharpest view of all the action. In eight of the stadia, Philips market-leading ArenaVision stadium lighting system will ensure that every second of each game will appear crystal clear, whether the fan is sitting 10 meters from the action or watching from the comfort of their home 1,000 km away. Also, in three stadia Philips High Definition quality stadium screens will be in use, ensuring that the fans can enjoy every goal again and again.

Yet the company’s stadium support does not stop with advanced lighting and viewing screens systems. 2006 will be the first World Cup in which handheld automated defibrillators will be deployed. Philips HeartStart defibrillators have been provided for use in the stadium of each host city and also to individual teams, ensuring that if the worst should happen on or off the pitch, help will be available in an instant. And, all World Cup tickets will incorporate RFID technology to enhance security.

Around the world

Philips has not forgotten the billions of fans who will be joining the game via TV. While the World Cup will be broadcasted in HDTV for the first time, Philips plays a key role in bringing HDTV to the consumer, as almost Philips entire Flat TV portfolio is HD ready.

Philips is also running a series of marketing programs across its key markets to promote its range of advanced products designed to take the viewing experience to a new level. Philips Ambilight FlatTV, Home Entertainment Systems and Cineos Hard Disc/DVD Recorder, will ensure those not at the stadium will be guaranteed an unrivalled viewing experience.

At the preview in Bruges, Philips will be focussing on a range of specific technologies, which all demonstrate the company’s brand promise of ‘sense and simplicity’. These are:

•	FlatTVs, including Ambilight

•	HeartStart defibrillator

•	ArenaVision stadium lighting

•	RFID-chips

•	Vidiwalls

•	PerfectDraft

•	Senseo

Philips Sponsorship

The company’s portfolio of rights for the FIFA World Cup™ include Consumer Electronics, Lighting Products and Systems, Small Domestic Appliances, Speech Recognition Systems, Sound Reinforcement and Distribution and Defibrillators, as well as non-exclusive rights for RFID (Semiconductors).

2006 FIFA World Cup Germany™, FIFA World Cup™, the Official Emblem, the Official Mascots and the FIFA World Cup Trophy are FIFA copyright material and/or are FIFA trademarks registered in numerous territories around the world.

Backgrounders

•	Philips launches the “Fan Faces” campaign for the FIFA World Cup™

•	Philips provides 2006 FIFA World Cup Stadiums and qualified teams with HeartStart defibrillators

•	Philips on HDTV broadcast

Aditional information

•	The Great Ones make it look Simple

For further information please contact:

Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter